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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Cognigen Networks, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
19242 L 20 0
(CUSIP Number)
Brian G. Lloyd
Parr, Waddoups, Brown, Gee & Loveless
185 South State Street, Suite 1300
Salt Lake City, UT 84111
(801) 532-7840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. G.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    19242 L 20 0

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Commission River Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐ Not Applicable
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,000,000
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 16,000,000
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) G
13	Percent of Class Represented by Amount in Row (11) 41.8%
14	Type of Reporting Person (See Instructions) CO

CUSIP No.    19242 L 20 0

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Adam Edwards
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ Not Applicable (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,272,726
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 7,272,726
	10	Shared Dispositive Power -0-
11
Aggregate Amount Beneficially Owned by Each Reporting Person
 7,272,726
Mr. Edwards is the indirect beneficial owner of these shares.  The filing of this statement shall not be construed as an admission that Mr. Edwards is, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) G
13	Percent of Class Represented by Amount in Row (11) 19%
14	Type of Reporting Person (See Instructions) IN

CUSIP No.    19242 L 20 0

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Patrick Oborn
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ Not Applicable (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,272,726
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 7,272,726
	10	Shared Dispositive Power -0-
11
Aggregate Amount Beneficially Owned by Each Reporting Person
7,272,726
Patrick Oborn is an indirect beneficial owner of these shares.  The filing of this statement shall not be construed as an admission that Mr. Oborn is, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) G
13	Percent of Class Represented by Amount in Row (11) 19%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 19242 L 20 0

Item 1.	Security and Issuer

(a)	Title of Class of Equity Securities:

Common stock (the “Common Stock”)

(b)            Name of Issuer:

Cognigen Networks, Inc. (“Cognigen”)

(c)	Address of Issuer's Principal Executive Office:

10757 S. Riverfront Pkwy.
Suite 125
South Jordan, UT 84095

Item 2.                       Identity and Background

(a)            Name:

Commission River Inc.,(“River”), a Utah Corporation
Adam Edwards, President and General Manager
Patrick Oborn, Vice President of Marketing

(b)	Business or Residence address:

12401 South 450 East Unit D-1
Draper, Utah 84020

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Riveroperates an online affiliate marketing business that provides technology, tools, and products to affiliate marketers and creates and manages affiliate programs for select product vendors.

(d)
    Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

    During the last five years, none of River nor its executive officers or directors and controlling shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
    Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

    During the last five years, none of River nor its executive officers or directors and controlling shareholders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Citizenship:

Not Applicable.

    [The information required by Item C of the General Instructions relating to the executive officers,directorsand controlling shareholdersof Riveris set forth on Appendix A hereto, which is incorporated herein by this reference.]

Item 3.                       Source and Amount of Funds or Other Consideration

    On November 30, 2007 Cognigen executed an Asset Purchase and Reorganization Agreement (the “Agreement”) with River.  Substantially all of River’s assets and property (the “Assets”) were sold to Cognigen solely in exchange for 16,000,000 shares (the “Shares”) of voting common stock of Cognigen.  Pursuant to the terms of the Agreement, the purchase price of the Assets was the Shares, which were valued by the parties at $400,000.

Item 4.                       Purpose of Transaction

    See Item 3 above.  The purpose of the transaction was to effectuate a “type C reorganization” under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended.  River may liquidate and distribute the Shares to the shareholders of River.

CUSIP No.19242 L 20 0

Item 5.                       Interest in Securities of the Issuer

(a) and (b)
    River has the sole power to vote, direct the vote, dispose and direct the disposition of 16,000,000 shares, representing 41.8% of the outstanding shares of Common Stock.  Of the 16,000,000 shares, each of Adam Edwards and Patrick Oborn indirectly owns 7,272,726 shares, representing 19% of the outstanding shares of Common Stock for each of Mr. Edwards and Mr. Oborn.

(c)	See Item 3 above.

(d)
    No other person, or other Reporting Persons and their owners, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by River.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 30, 2007, Cognigen executed an Asset Purchase and Reorganization Agreement with River.  Cognigen and River effectuated a “type C reorganization,” by selling substantially all of River’s assets and property to Cognigen in exchange for 16,000,000 shares of voting common stock of Cognigen.  The purchase price of the Assets was Shares, which were valued by the parties at $400,000.

        On November 30, 2007 (the “Effective Date”), Cognigen executed a Stock Restriction Agreement with River, Adam Edwards, an individual, and Patrick Oborn, an individual.  River, Messrs. Edwards and Oborn collectively, (the “Parties”), agreed that during the six (6) month period immediately following the Effective Date, they will not assign, sell, pledge, encumber, give or otherwise transfer, alienate or dispose of, whether voluntarily or by operation of law (any such action, a “Transfer”) any share of common stock of Cognigen held by such Party.  Notwithstanding the foregoing, the Parties agreed that Commission River may distribute all, but not less than all, of the Shares to the shareholders of River in connection with the liquidation of River.  The “Parties” agreed that they will not, during any three (3) month period commencing on or after the Effective Date, Transfer any Shares in an amount that exceeds the greater of: (i) one percent (1%) of the then outstanding shares of common stock of Cognigen; or (ii) the previous three (3) week period’s average weekly reported trading volume of shares of common stock of Cognigen.

Item 7.                       Material to Be Filed as Exhibits

7(a).                       Asset Purchase and Reorganization Agreement dated November 30, 2007,between Cognigen Networks, Inc., and Commission River Inc.
7(b).                       Stock Restriction Agreement dated November 30, 2007, between CognigenNetworks, Inc., Commission River Inc., Adam Edwards and Patrick Oborn.
7(c).                       Agreement relating to joint filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMISSION RIVERINC.
a Utah Corporation

By:
Date	Adam Edwards, President

_____________________	By: ________________________
Date	Adam Edwards

_____________________	By: _________________________
Date	Patrick Oborn

Exhibit 7C

AGREEMENT

The undersigned agree that this Schedule 13D of Commission River Inc., Adam Edwards, and Patrick Oborn relating to shares of the common stock of Cognigen Networks, Inc. shall be filed jointly on behalf of each of the undersigned.

COMMISSION RIVERINC.
a Utah Corporation

By:
Date	Adam Edwards, President

_____________________	By: ________________________
Date	Adam Edwards

_____________________	By: _________________________
Date	Patrick Oborn

APPENDIX A

 Commission River Inc., a Utah Corporation (“River”).  River operates an online affiliate marketing business that provides technology, tools, and products to affiliate marketers and creates and manages affiliate programs for select product vendors.  River’s principal executive office is located at 12401 South 450 East Unit D-1, Draper, Utah 84020.  Adam Edwards, President, of Commission River Inc. is an executive officer and director of Commission River Inc.  Patrick Oborn, Vice President of Marketing, is an executive officer and director of Commission River Inc.

During the last five years, neither Rivernor its executive officers or directors and controlling shareholdershave been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither Rivernor its executive officers or directors and controlling shareholdershas been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.